                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


  A. Full title of the plans and the addresses of the plans, if different from that of the issuer named below:

                    Friction Products Co. Profit Sharing Plan
               Hawk Corporation 401(k) Savings and Retirement Plan
              Helsel, Inc. Employees' Savings and Investment Plan
                    Helsel, Inc. Employees' Retirement Plan
            S. K. Wellman Retirement Savings and Profit Sharing Plan
                      Hawk Motors Employees' 401(k) Plan
         Quarter Master Industries, Inc. Profit Sharing Plan and Trust
                        Sinterloy Corporation 401(k) Plan


 B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114

                                   SIGNATURES


The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Friction Products Co. Profit Sharing Plan
                             Hawk Corporation 401(k) Savings and Retirement Plan Helsel, Inc. Employees' Savings and Investment Plan
                                         Helsel, Inc. Employees' Retirement Plan
                        S. K. Wellman Retirement Savings and Profit Sharing Plan
                                                   Hawk Motors Employees' 401(k)
                   Quarter Master Industries, Inc. Profit Sharing Plan and Trust
                                               Sinterloy Corporation 401(k) Plan



Date: June 25, 2002

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Friction Products Co. Profit Sharing Plan

December 31, 2001 and 2000 and Year Ended December 31, 2001

with Report of Independent Auditors

                    Friction Products Co. Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2001 and 2000 and

                          Year Ended December 31, 2001

                                TABLE OF CONTENTS



Report of Independent Auditors .........................................    1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.........................    2
Statement of Changes in Net Assets Available for Benefits...............    3
Notes to Financial Statements...........................................    4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...........    8

                         Report of Independent Auditors


Plan Administrator
Friction Products Co. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Friction Products Co. Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                           /s/ Ernst & Young LLP

Cleveland, Ohio
June 21, 2002

                    Friction Products Co. Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                          DECEMBER 31
                                                     2001             2000
                                              ----------------------------------
ASSETS
Investments, at fair value:
 Pooled separate accounts                        $  2,900,297    $  3,407,507
 Hawk Corporation Stock Fund                           15,159          13,952
Guaranteed Income Fund, at contract value           2,643,266       2,249,864
                                              ----------------------------------
Total investments                                   5,558,722       5,671,323


 Employer contributions receivable                          -         307,598
                                              ----------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS               $  5,558,722    $  5,978,921
                                              ==================================


See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions:
   Interest                                              $   130,852
   Contributions:
     Employee                                                402,893
     Employee Rollovers                                      141,044
                                                         -----------
                                                             543,937
                                                         -----------
Total additions                                              674,789

Deductions:
   Benefit payments                                          313,548
   Fees and expenses                                             512
                                                         -----------
Total deductions                                             314,060

Net realized and unrealized (depreciation)
   in fair value of investments                             (980,221)

Transfers from other plans                                   199,293
                                                         -----------

Net (decrease)                                              (420,199)

Net assets available for benefits at beginning of year     5,978,921
                                                         -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR         $ 5,558,722
                                                         ===========


See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

                         Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001


A.     DESCRIPTION OF THE PLAN

The following description of the Friction Products Co. Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established August 1, 1981 as a defined contribution plan covering all non-union employees of Friction Products Co. (the "Company" and "Plan Sponsor") who have completed thirty days of service. Friction Products Co. is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan allows for discretionary contributions by the Plan Sponsor from available business profits. Employer contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. The Plan Sponsor did not make a discretionary profit sharing contribution for the 2001 Plan year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                    Friction Products Co. Profit Sharing Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

VESTING AND DISTRIBUTIONS

The Plan provides for 100% immediate vesting of a participant's account balance, including employer profit sharing contributions. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants based on the amounts in the respective participants' accounts. Withdrawals from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

On the normal retirement date, a participant may elect to receive either a lump sum amount equal to the vested account balance or elect installment payments. Hardship withdrawals are available for withdrawal of the participant's voluntary contribution if certain specified conditions are met.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

                    Friction Products Co. Profit Sharing Plan

B.     SUMMARY OF ACCOUNTING POLICIES--CONTINUED

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.     INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                       Net Realized
                                      and Unrealized
                                       Depreciation
                                      in Fair Value
                                      of Investments
                                  --------------------

Pooled separate accounts               $  971,137
Hawk Corporation Stock Fund                 9,084
                                  --------------------
                                       $  980,221
                                  ====================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                 DECEMBER 31
                                              2001          2000
                                           -----------------------

Guaranteed Income Fund                     $2,643,266   $2,249,864
Stock Market Index Fund                                    527,621
Fidelity Advisor Growth Opportunity Fund                   367,738
Warburg Advisor Emerging Growth Fund                       537,168
White Oak Growth Stock Fund                   636,262    1,046,241
S&P 500 Index Fund                            703,338
Janus Fund                                    352,281
Janus Worldwide Fund                          299,562
Mid Cap Growth/Artisan Partners               371,635

                    Friction Products Co. Profit Sharing Plan

D.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination all participant accounts will be distributed based upon the value of the participant's account on the termination date.

E.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                    Friction Products Co. Profit Sharing Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2001


                      Identity of Issue, Borrower,                            Current
           Lessor, or Similar Party/Description of Investment                  Value
---------------------------------------------------------------------------------------------

* Connecticut General Life Insurance
    Company--Group Annuity Contract:
        Guaranteed Income Fund                                             $    2,643,266
        CIGNA Lifetime 20 Fund                                                     45,445
        CIGNA Lifetime 30 Fund                                                     75,449
        CIGNA Lifetime 40 Fund                                                     34,776
        CIGNA Lifetime 50 Fund                                                      3,801
        CIGNA Lifetime 60 Fund                                                     44,892
        S&P 500 Index Fund                                                        703,338
        Janus Fund                                                                352,281
        Janus Worldwide Fund                                                      299,562
        White Oak Growth Stock Fund                                               636,262
        Hawk Corporation Stock Fund                                                15,159
        Large Cap Value/John A. Levin & Co. Fund                                   44,830
        Mid Cap Value/Wellington Management                                        91,876
        Mid Cap Growth/Artisan Partners                                           371,635
        Small Cap Value/Berger Fund                                               106,254
        Small Cap Growth/TimesSquare Fund                                             995
        State Street Global Advisors Intermediate Bond Account                     88,901
                                                                        ---------------------

                                                                           $    5,558,722
                                                                        =====================


* Indicates a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Hawk Corporation 401(k) Savings and Retirement Plan

December 31, 2001 and 2000 and Year Ended December 31, 2001

with Report of Independent Auditors

               Hawk Corporation 401(k) Savings and Retirement Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001


                                TABLE OF CONTENTS

Report of Independent Auditors..........................................     1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.........................     2
Statement of Changes in Net Assets Available for Benefits...............     3
Notes to Financial Statements...........................................     4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...........     9

                         Report of Independent Auditors


Plan Administrator
Hawk Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Hawk Corporation 401(k) Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                              /s/ Ernst & Young LLP


Cleveland, Ohio
June 21, 2002

               Hawk Corporation 401(k) Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                        DECEMBER 31
                                                    2001           2000
                                             --------------------------------

ASSETS
Investments, at fair value:
   Pooled separate accounts                     $ 1,279,129     $ 1,274,102
   Hawk Corporation Stock Fund                       75,109          47,292
Guaranteed Income Fund, at contract value           221,591         101,017
Participant loans                                    95,431          73,357
                                             --------------------------------
Total investments                                 1,671,260       1,495,768

Contributions receivable:
  Employer                                            3,844         159,437
  Employee                                           14,417           2,573
                                             --------------------------------
                                                     18,261         162,010
                                             --------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS              $ 1,689,521     $ 1,657,778
                                             ================================


See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions:
   Investment income:
     Interest                                                       $    14,619
   Contributions:
     Employer                                                            84,646
     Employee                                                           242,467
     Employee rollovers                                                 104,389
                                                                    -----------
                                                                        431,502
                                                                    -----------
Total additions                                                         446,121

  Deductions:
     Benefit payments                                                    90,050
     Fees and expenses                                                    2,784
                                                                    -----------
Total deductions                                                         92,834

 Net realized and unrealized (depreciation)
       in fair value of investments                                    (321,544)
                                                                    -----------

Net increase                                                             31,743

Net assets available for benefits at beginning of year                1,657,778
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $ 1,689,521
                                                                    ===========


See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001

A.  DESCRIPTION OF THE PLAN

The following description of the Hawk Corporation 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1999 as a defined contribution plan. The participating employers of the Hawk Corporation 401(k) Savings and Retirement Plan are Clearfield Powdered Metals, Inc. ("Clearfield") and Allegheny Powder Metallurgy, Inc. ("Allegheny") (collectively the "Company" and "Plan Sponsor"). The Plan covers all non-union employees of the Company who have completed six months of service, as defined. Clearfield and Allegheny are wholly owned subsidiaries of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Company makes a matching contribution equal to 50% of the participant's contributions up to 4% of the participant's compensation, as defined. Prior to 2001, the Company also contributed to the Plan additional amounts equal to 2.5% of each eligible participants' compensation, as defined. During 2001, the Plan was amended to make the additional Company contribution discretionary. There were no discretionary Company contributions made in 2001. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 2001 and 2000, there were $4,328 and $1,644 in forfeitures available to reduce the Company's future contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

               Hawk Corporation 401(k) Savings and Retirement Plan

A.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions. Vesting of employer contributions is based upon years of continuous service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options, including the Hawk Corporation Stock Fund. During 2001 the Plan expanded its investment options available to plan participants.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance attributable to employee pre-tax, employer matching and rollover contributions. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

               Hawk Corporation 401(k) Savings and Retirement Plan

B.  SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year. The participant loans are valued at their outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United Sates requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.  INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                      Net Realized
                                                     And Unrealized
                                                      Depreciation
                                                     in Fair Value
                                                     of Investments
                                                 -------------------

Pooled separate accounts                              $ 284,171
Hawk Corporation Stock Fund                              37,373
                                                 -------------------
                                                      $ 321,544
                                                 ===================

               Hawk Corporation 401(k) Savings and Retirement Plan

C.  INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                DECEMBER 31,
                                                           2001           2000
                                                        ------------------------

Janus Fund                                               $489,765       $ 93,963
S&P 500 Index                                             275,915
Guaranteed Income Fund                                    221,591        101,017
Janus Worldwide Fund                                      166,717        130,706
CIGNA Lifetime 40 Fund                                     92,857         93,773
White Oak Growth Stock Fund                                84,378         89,811
American Century Ultra Fund                                              528,694
Fidelity Advisor Growth Opportunity Fund                                 163,749
Participant Loans                                          95,431

               Hawk Corporation 401(k) Savings and Retirement Plan

D.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.  INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC"). However, the Plan Administrator believes that the Plan is qualified and therefore, the related trust is exempt from taxation.

               Hawk Corporation 401(k) Savings and Retirement Plan

                   Employer Identification Number: 34-1608156
                                Plan Number: 005


          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


        Identity of Issue, Borrower, Lessor, or                                   Current
        Similar Party/ Description of Investment                                   Value
-------------------------------------------------------------------------------------------------

*  Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                                                 $      221,591
        State Street Global Advisors Intermediate Bond Account                            442
        Small Cap Growth/TimesSquare Fund                                                 109
        S&P 500 Index                                                                 275,915
        Large Cap Value/John A. Levin Fund                                              4,686
        Mid Cap Value/Wellington Management                                             4,973
        Mid Cap Growth/Artisan Partners                                                13,417
        Small Cap Value/Berger Fund                                                    27,242
        CIGNA Lifetime 20 Fund                                                         41,142
        CIGNA Lifetime 30 Fund                                                         50,561
        CIGNA Lifetime 40 Fund                                                         92,857
        CIGNA Lifetime 50 Fund                                                         13,585
        CIGNA Lifetime 60 Fund                                                         13,340
        Janus Worldwide Fund                                                          166,717
        Janus Fund                                                                    489,765
        White Oak Growth Stock Fund                                                    84,378
        Hawk Corporation Stock Fund                                                    75,109
*   Participant Loans, (Interest rates from 7.00% to 10.50%)                           95,431
                                                                            ---------------------
                                                                               $    1,671,260
                                                                            =====================


* Indicates a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Helsel, Inc. Employees' Savings and Investment Plan

December 31, 2001 and 2000 and Year Ended December 31, 2001

with Report of Independent Auditors

               Helsel, Inc. Employees' Savings and Investment Plan

                 Financial Statements and Supplemental Schedule

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001


                                TABLE OF CONTENTS


Report of Independent Auditors...........................................   1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits .........................   2
Statement of Changes in Net Assets Available for Benefits ...............   3
Notes to Financial Statements............................................   4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)............   8

                         Report of Independent Auditors


Plan Administrator
Helsel, Inc. Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Helsel, Inc. Employees' Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young LLP


Cleveland, Ohio
June 21, 2002

               Helsel, Inc. Employees' Savings and Investment Plan

                 Statements of Net Assets Available for Benefits


                                                                DECEMBER 31
                                                             2001           2000
                                                      --------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $1,733,873     $2,044,840
   Hawk Corporation Stock Fund                              2,682          1,407
Guaranteed Income Fund, at contract value                 481,160        185,003
Participant loans                                          91,478        112,674
                                                      --------------------------
Total investments                                       2,309,193      2,343,924

Contributions receivable:
   Employer                                                 7,062          3,563
   Employee                                                     -         12,871
                                                      --------------------------
 Total receivables                                          7,062         16,434
                                                      --------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $2,316,255     $2,360,358
                                                      ==========================


See notes to financial statements.

               Helsel, Inc. Employees' Savings and Investment Plan

            Statement of changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 2001


Additions:
Investment income:
   Interest                                                         $    26,208
Contributions:
   Employer                                                             103,761
   Employee                                                             283,020
   Employee rollovers                                                   118,869
                                                                    -----------
                                                                        505,650
                                                                    -----------
Total additions                                                         531,858

Deductions:
   Benefit payments                                                     414,915
   Fees and expenses                                                      1,190
                                                                    -----------
Total deductions                                                        416,105

Net realized and unrealized (depreciation)
in fair value of investments                                           (159,856)
                                                                    -----------

Net (decrease)                                                          (44,103)

Net assets available for benefits at beginning of year                2,360,358
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $ 2,316,255
                                                                    ===========

See notes to financial statements.

              Helsel, Inc. Employees' Savings and Investment Plan

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001



A.     DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan with a cash or deferred arrangement provision established by Helsel, Inc. (the "Company" and "Plan Sponsor") effective as of January 1, 1985, covering all non-union employees of the Company who have completed sixty days of service. Helsel, Inc. is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Eligible participants may make contributions in any amount up to 15% of their compensation for the Plan year. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. Additional discretionary amounts may be contributed at the option of the Company's management. No additional discretionary amounts were contributed in 2001. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures available to reduce the Company's future contributions were $4,805 and $3,791 at December 31, 2001 and 2000, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions. Vesting of employer matching contributions is based upon years of continuous service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

               Helsel, Inc. Employees' Savings and Investment Plan

A.     DESCRIPTION OF PLAN--CONTINUED

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options including the Hawk Corporation Stock Fund.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1 to 5 years except for the purchase of a primary residence. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum. A participant may elect to defer payment of benefits until attainment of age 65.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

               Helsel, Inc. Employees' Savings and Investment Plan

B.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year. Participant loans are valued at their outstanding balance, which approximates fair value.

All other investments are stated at fair value as determined by the Trustee on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



C.     INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

                                                     Net Realized
                                                    and Unrealized
                                                     Depreciation
                                                    in Fair Value
                                                    of Investments
                                                 -------------------

Pooled separate accounts                             $  158,395
Hawk Corporation Stock Fund                               1,461
                                                     ----------
                                                     $  159,856
                                                     ==========

               Helsel, Inc. Employees' Savings and Investment Plan

C.     INVESTMENTS--CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                    DECEMBER 31
                                              2001               2000
                                   ----------------------------------------
Guaranteed Income Fund                   $   481,160         $   185,003
CIGNA Lifetime 30 Fund                       128,970             147,390
CIGNA Lifetime 40 Fund                       381,754             554,565
CIGNA Lifetime 50 Fund                       765,749             955,480
Janus Fund                                                       142,713

D.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated January 11, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

               Helsel, Inc. Employees' Savings and Investment Plan
                            EIN--35-1957561 Plan--002

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001

                       Identity of Issue, Borrower,                         Current
            Lessor, or Similar Party/Description of Investment               Value
-------------------------------------------------------------------------------------------

*   Connecticut General Life Insurance
      Company--Group Annuity Contract:
         Guaranteed Income Fund                                           $      481,160
         CIGNA Lifetime 20 Fund                                                   11,678
         CIGNA Lifetime 30 Fund                                                  128,970
         CIGNA Lifetime 40 Fund                                                  381,754
         CIGNA Lifetime 50 Fund                                                  765,750
         CIGNA Lifetime 60 Fund                                                   95,114
         State Street Global Adv Interim Bond                                     10,305
         S&P 500 Index                                                            58,609
         Large Cap Value/John A. Levin                                            41,857
         Mid Cap Value/Wellington Management                                      27,707
         Mid Cap Growth/Artisan Partners                                          20,424
         Small Cap Value/Berger Fund                                              32,040
         Small Cap Growth/TimesSquare Fund                                           562
         Janus Fund                                                               85,974
         Janus Worldwide Fund                                                     66,264
         White Oak Growth Stock Fund                                               6,865
         Hawk Corporation Stock Fund                                               2,682
*  Participant Loans (Interest rates of 8.75% to 10.50%)                          91,478
                                                                       --------------------

                                                                          $    2,309,193
                                                                       ====================


* Represents a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Helsel, Inc. Employees' Retirement Plan

December 31, 2001 and 2000 and Year Ended December 31, 2001

with Report of Independent Auditors

                     Helsel, Inc. Employees' Retirement Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001


                                TABLE OF CONTENTS


Report of Independent Auditors..........................................     1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.........................     2
Statement of Changes in Net Assets Available for Benefits...............     3
Notes to Financial Statements...........................................     4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...........     8

                         Report of Independent Auditors


Plan Administrator
Helsel, Inc. Employees' Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Helsel, Inc. Employees' Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                         /s/ Ernst & Young LLP

Cleveland, Ohio
June 21, 2002

                     Helsel, Inc. Employees' Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                         2001           2000
                                                      --------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $3,364,507     $4,305,596
   Hawk Corporation Stock Fund                              1,558            324
Guaranteed Income Fund, at contract value               1,078,842        229,605
                                                      --------------------------
Total investments                                       4,444,907      4,535,525

Employer contribution receivable                                -        470,153
                                                      --------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $4,444,907     $5,005,678
                                                      ==========================


See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions:
   Interest                                                         $    25,338
   Employer contributions                                               283,970
                                                                    -----------
Total additions                                                         309,308

Deductions:
   Benefit payments                                                     621,340
   Fees and expenses                                                        450
                                                                    -----------
Total deductions                                                        621,790

Net realized and unrealized (depreciation)
   in fair value of investments                                        (248,289)
                                                                    -----------

Net (decrease)                                                         (560,771)

Net assets available for benefits at beginning of year                5,005,678
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $ 4,444,907
                                                                    ===========


See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001


A.     DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Retirement Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a money-purchase pension plan established by Helsel, Inc. (the "Company" and "Plan Sponsor") effective as of July 1, 1978, covering all non-union employees of the Company who have completed one year of service. Helsel, Inc. is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

For the period January 1, 2001 to October 31, 2001, the Company contributed to the Plan an amount equal to 7% of each eligible participant's compensation, as defined. Effective November 1, 2001 the Plan was amended to eliminate Company contributions. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. To the extent any forfeitured balances remain, the excess would be reallocated to participant accounts. Forfeitures available to reduce the Company's future contributions were $0 and $62,541 at December 31, 2001 and 2000, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Vesting of participant accounts is based upon years of service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

                     Helsel, Inc. Employees' Retirement Plan

A.     DESCRIPTION OF PLAN--CONTINUED

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum. A participant may elect to defer payment of benefits until attainment of age 65.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Helsel, Inc. Employees' Retirement Plan

C.     INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                      Net Realized
                                                     and Unrealized
                                                      Depreciation
                                                     in Fair Value
                                                     of Investments
                                                  ------------------

Pooled separate accounts                                  $  248,031
Hawk Corporation Stock Fund                                      258
                                                  ------------------
                                                          $  248,289
                                                  ==================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            DECEMBER 31
                                                      2001               2000
                                                  ------------------------------

CIGNA Lifetime 40 Fund                             $  397,138         $  594,733
CIGNA Lifetime 50 Fund                              2,164,253          2,817,288
CIGNA Lifetime 60 Fund                                289,561            442,125
Guaranteed Income Fund                              1,078,842

D.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                     Helsel, Inc. Employees' Retirement Plan

E.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended is qualified and the related trust is tax exempt.

                     Helsel, Inc. Employees' Retirement Plan
                            EIN--35-1957561 Plan--001

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2001

                          Identity of Issue, Borrower,                             Current
               Lessor, or Similar Party/Description of Investment                   Value
--------------------------------------------------------------------------------------------------

*  Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                                                  $1,078,842
        CIGNA Lifetime 20 Fund                                                       6,706
        CIGNA Lifetime 30 Fund                                                     208,018
        CIGNA Lifetime 40 Fund                                                     397,138
        CIGNA Lifetime 50 Fund                                                   2,164,253
        CIGNA Lifetime 60 Fund                                                     289,561
        Janus Worldwide Fund                                                        17,434
        Janus Fund                                                                  70,284
        White Oak Growth Stock Fund                                                 10,490
        Small Cap Value/Berger Fund                                                 87,648
        Small Cap Growth/TimesSquare Fund                                              154
        State Street Global Advisors Intermediate Bond Account                      13,831
        S&P 500 Index                                                               72,208
        Large Cap Value/John A. Levin                                               26,782
        Hawk Corporation Stock Fund                                                  1,558
                                                                             -----------------
                                                                                $4,444,907
                                                                             =================


* Indicates a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

S. K. Wellman Retirement Savings and Profit Sharing Plan

December 31, 2001 and 2000 and Year Ended December 31, 2001

with Report of Independent Auditors

            S. K. Wellman Retirement Savings and Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2001 and 2000 and
                           Year Ended December 31,2001

                                TABLE OF CONTENTS


Report of Independent Auditors ........................................    1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits........................    2
Statement of Changes in Net Assets Available for Benefits..............    3
Notes to Financial Statements..........................................    4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..........    8

                         Report of Independent Auditors


Plan Administrator
S. K. Wellman Retirement Savings and Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of the S.K. Wellman Retirement Savings and Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                       /s/ Ernst & Young LLP


Cleveland, Ohio
June 21, 2002

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                             DECEMBER 31
                                                         2001           2000
                                                      --------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $4,696,779     $5,963,327
   Hawk Corporation Stock Fund                             23,353         34,113
Guaranteed Income Fund, at contract value               1,637,495      1,685,952
                                                      --------------------------
Total investments                                       6,357,627      7,683,392

Employer contribution receivable                                -        187,371
                                                      --------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $6,357,627     $7,870,763
                                                      ==========================


See notes to financial statements.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions:
   Interest                                                         $    89,026
   Contributions:
     Employer                                                            17,973
     Employee                                                           288,166
                                                                    -----------
                                                                        306,139
                                                                    -----------
Total additions                                                         395,165

Deductions:
   Benefit payments                                                     436,896
   Fees and expenses                                                        789
                                                                    -----------
Total deductions                                                        437,685

Net realized and unrealized (depreciation)
   in fair value of investments                                     (1,273,356)

Transfers to other plans                                              (197,260)
                                                                    -----------

Net (decrease)                                                      (1,513,136)

Net assets available for benefits at beginning of year                7,870,763
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $ 6,357,627
                                                                    ===========


See notes to financial statements.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001


A.     DESCRIPTION OF THE PLAN

The following description of the S. K. Wellman Retirement Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all non-union employees of the
S. K. Wellman Corporation (the "Company" and "Plan Sponsor") who have at least 30 days of service. S. K. Wellman Corporation is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute not less than 1% nor more than 15% of their pretax compensation subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor matches participant contributions at the rate of 10% of the first 6% of the employee's contribution. The Plan Sponsor may also contribute a profit sharing contribution at its discretion. The Plan Sponsor did not make a discretionary profit sharing contribution for the 2001 Plan year. Forfeitures are used to reduce the amount of matching or profit sharing contributions by the Plan Sponsor. The balance of forfeited nonvested accounts was $4,797 and $808 as of December 31, 2001 and 2000, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

A.     DESCRIPTION OF THE PLAN--CONTINUED

VESTING

Participants are immediately vested in their contributions and in the Plan Sponsor's matching contributions.

Participants become vested in their allocated share of any profit sharing contributions at the rate of 33-1/3% after two years of service and 33-1/3% per year thereafter, reaching 100% at the completion of four years of service. If the Plan were to terminate at some future time, each participant will become fully vested in his or her entire account balance.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

On the normal retirement date, a participant may elect to receive either a lump sum amount equal to the vested account balance or elect installment payments. Hardship withdrawals are available for withdrawal of the participant's voluntary contribution if certain specified conditions are met.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

B.     SUMMARY OF ACCOUNTING POLICIES--CONTINUED

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



C.     INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                        Net Realized
                                                       and Unrealized
                                                        Depreciation
                                                       in Fair Value
                                                       of Investments
                                                   ----------------------

Pooled separate accounts                                $  1,261,549
Hawk Corporation Stock Fund                                   11,807
                                                   ----------------------

                                                        $  1,273,356
                                                   ======================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                              DECEMBER 31
                                                          2001           2000
                                                     ---------------------------

Guaranteed Income Fund                                 $1,637,495     $1,685,952
CIGNA Lifetime 40 Fund                                    719,913      1,070,114
Janus Fund                                                673,416        854,218
Fidelity Advisor Growth Opportunity Fund                               1,702,909
S&P 500 Index Fund                                      1,314,686
Janus Worldwide Fund                                      582,911        871,247
White Oak Growth Stock Fund                               782,183        715,268

            S. K. Wellman Retirement Savings and Profit Sharing Plan

D.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 24, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended is qualified and the related trust is tax exempt.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                    Employer Identification Number 34-1804995
                                 Plan Number 003

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2001

                       Identity of Issue, Borrower,                           Current
            Lessor, or Similar Party/Description of Investment                 Value
---------------------------------------------------------------------------------------------

 * Connecticut General Life Insurance Company:
      Guaranteed Income Fund                                               $     1,637,495
      CIGNA Lifetime 20 Fund                                                        27,468
      CIGNA Lifetime 30 Fund                                                        76,252
      CIGNA Lifetime 40 Fund                                                       719,913
      CIGNA Lifetime 50 Fund                                                        94,972
      CIGNA Lifetime 60 Fund                                                       144,595
      S&P 500 Index Fund                                                         1,314,686
      Janus Fund                                                                   673,416
      Janus Worldwide Fund                                                         582,911
      White Oak Growth Stock Fund                                                  782,183
      Hawk Corporation Stock Fund                                                   23,353
      Large Cap Value/John A. Levin & Co. Fund                                      30,878
      Mid Cap Value/Wellington Management                                           19,600
      Mid Cap Growth/Artisan Partners                                               59,139
      Small Cap Value/Berger Fund                                                   49,639
      Small Cap Growth/TimesSquare Fund                                             24,791
      State Street Global Advisors Intermediate Bond Account                        96,336
                                                                         --------------------

                                                                           $     6,357,627
                                                                         ====================


* Indicates party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (UNAUDITED)

Hawk Motors Employees' 401(k) Plan

December 31, 2001 and 2000 and Year Ended December 31, 2001

                       Hawk Motors Employees' 401(k) Plan

                 Financial Statements and Supplemental Schedule


                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001
                                  (UNAUDITED)


                                TABLE OF CONTENTS

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...........................  1
Statement of Changes in Net Assets Available for Benefits.................  2
Notes to Financial Statements.............................................  3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).............. 7

                       Hawk Motors Employees' 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                             DECEMBER 31
                                                         2001           2000
                                                      --------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $1,871,780     $2,569,550
   Hawk Corporation Stock Fund                              6,735             30
Guaranteed Income Fund, at contract fund                  550,170        463,689
                                                      --------------------------
 Total investments                                      2,428,685      3,033,269

Employer contribution receivable:                           8,031          5,000
                                                      --------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $2,436,716     $3,038,269
                                                      ==========================


See notes to financial statements.

                       Hawk Motors Employees' 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions:

   Interest and dividends                                           $    27,618

   Contributions:
     Employer                                                             7,449
     Employee                                                           123,050
                                                                    -----------
                                                                        105,500
                                                                    -----------
Total additions                                                         158,117

Deductions:
   Benefit payments                                                     105,500
   Fees and expenses                                                        451
                                                                    -----------
Total deductions                                                        105,951

 Net realized and unrealized (depreciation)
   in fair value of investments                                        (653,719)

Net decrease                                                            601,553

Net assets available for benefits at beginning of year                3,038,269
                                                                    -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $ 2,436,716
                                                                    ===========


See notes to financial statements.

                       Hawk Motors Employees' 401(k) Plan

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001


A.   DESCRIPTION OF THE PLAN

The following description of the Hawk Motors, Inc. Employees' 401(k) plan (the "Plan") provides only general information. Participants should refer to summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1993 as a defined contribution plan covering all full-time employees of Hawk Motors, Inc (the "Company" and "Plan Sponsor") who have completed three months of service, as defined. Hawk Motors, Inc is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan allows for discretionary contributions by the Plan Sponsor from available business profits. Employer contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. During the first quarter of 2001, the Plan Sponsor made a discretionary profit sharing contribution of $5,000 for the 2000 Plan year. Effective June 9, 2001, the Company contribution was amended to equal $0.15 per hour worked, for those employees who elect to contribute through the payroll withholding election. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 2001, there was $742 in forfeitures available to reduce the Company's future contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       Hawk Motors Employees' 401(k) Plan

A.   DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Vesting of employer discretionary contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

                       Hawk Motors Employees' 401(k) Plan

B.   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.   INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                       NET REALIZED
                                      AND UNREALIZED
                                       DEPRECIATION
                                       IN FAIR VALUE
                                      OF INVESTMENTS
                                     ----------------

Pooled separate accounts                  $ 651,028

Hawk Corporation Stock Fund                   2,691
                                     ----------------

                                          $ 653,719
                                     ================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                               DECEMBER 31
                                                          2001           2000
                                                       -------------------------

Guaranteed Long-Term Fund                              $  550,170     $  463,689
Fidelity Advisor Growth Opportunity Fund                                 151,985
Janus Fund                                              1,268,017        545,312
American Century Ultra Fund                                            1,348,682
White Oak Growth Stock Fund                                              300,997
S&P 500 Index Fund                                        128,328

                       Hawk Motors Employees' 401(k) Plan

D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 23, 1994, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

                       Hawk Motors Employees' 401(k) Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005


          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


        Identity of Issue, Borrower, Lessor or                                     Current
        Similar Party/Description of Investment                                     Value
--------------------------------------------------------------------------------------------------

* Connecticut General Life Insurance
    Company--Group Annuity Contract:
     Guaranteed Income Fund                                                     $      550,170
     CIGNA Lifetime 20 Fund                                                              3,231
     CIGNA Lifetime 30 Fund                                                             12,358
     CIGNA Lifetime 40 Fund                                                             73,158
     CIGNA Lifetime 50 Fund                                                                806
     S&P 500 Index Fund                                                                128,328
     Janus Fund                                                                      1,268,017
     Janus Worldwide Fund                                                              111,453
     White Oak Growth Stock Fund                                                        91,950
     Hawk Corporation Stock Fund                                                         6,735
     Mid Cap Value/Wellington Management                                                74,624
     Mid Cap Growth/Artisan Partners                                                    33,312
     Small Cap Value/Berger Fund                                                        71,215
     Small Cap Growth/TimesSquare Fund                                                   3,328

                                                                             ---------------------
                                                                                $    2,428,685
                                                                             =====================


* Indicates a party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (UNAUDITED)

Quarter Master Industries, Inc. Profit Sharing Plan and Trust

December 31, 2001 and 2000 and Year Ended December 31, 2001

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                 Financial Statements and Supplemental Schedule


                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001
                                  (UNAUDITED)



                                TABLE OF CONTENTS

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..........................  1
Statement of Changes in Net Assets Available for Benefits................  2
Notes to Financial Statements............................................  3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)............  7

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                             DECEMBER 31
                                                         2001           2000
                                                      --------------------------
ASSETS
 Investments, at fair value:
   Pooled separate accounts                            $1,532,581     $1,667,751
   Separate contract accounts                               7,405          7,571
   Hawk Corporation Stock Fund                                617              5
Guaranteed Income Fund, at contract fund                   30,374          2,611
                                                      --------------------------
 Total investments                                      1,570,977      1,677,938

 Contribution receivable:
 Employer                                                     444        103,224
 Employee                                                   1,108          6,709
                                                      --------------------------

 NET ASSETS AVAILABLE FOR BENEFITS                     $1,572,529     $1,787,871
                                                      ==========================


See notes to financial statements.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions:

 Interest and dividends                                             $     1,296
   Contributions:
     Employer                                                             9,786
     Employee                                                            30,926
                                                                    -----------
                                                                         40,712
                                                                    -----------
Total additions                                                          42,008

Deductions:
   Benefit payments                                                       2,880
   Fees and expenses                                                         65
                                                                    -----------
Total deductions                                                          2,945

 Net realized and unrealized (depreciation)
   in fair value of investments                                        (254,405)

Net decrease                                                           (215,342)

Net assets available for benefits at beginning of year                1,787,871
                                                                    -----------

                                                                    -----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $ 1,572,529
                                                                    ===========


See notes to financial statements.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                          Notes to Financial Statements

                           December 31, 2001 and 2000
                        and Year Ended December 31, 2001


A.   DESCRIPTION OF THE PLAN

The following description of the Quarter Master Industries, Inc. Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1985 as a profit sharing plan covering all full time employees of Quarter Master Industries, Inc. (the "Company" and "Plan Sponsor") who have completed one year of service, as defined. Effective November 1, 2000, the Plan was amended to include a 401(k) provision covering all full-time employees who have completed three months of service, as defined. Effective November 1, 2000, substantially all the Plan assets were transferred from Penn Mutual to Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). Quarter Master Industries, Inc. is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. Additional discretionary amounts may be contributed at the option of the Company's management. The Plan Sponsor did not make a discretionary profit sharing contribution for the 2001 Plan year. Forfeited balances of terminated participants' non-vested employer matching contributions are used to reduce future Company contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

A.   DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions and discretionary profit sharing contributions. Vesting of employer matching contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options. Effective November 2000, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

B.   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.   INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                            NET REALIZED
                                           AND UNREALIZED
                                            DEPRECIATION
                                            IN FAIR VALUE
                                           OF INVESTMENTS
                                      ----------------------

Pooled separate accounts                   $ 253,937

Separate contract accounts                       136

Hawk Corporation Stock Fund                      332
                                      ----------------------

                                          $  254,405
                                      ======================

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                               DECEMBER 31
                                                           2001           2000
                                                        ------------------------
Mid Cap Growth/Artisan Partners                          $204,717
CIGNA Lifetime 50 Fund                                    377,277       $378,771
Janus Worldwide Fund                                      158,777        224,634
S&P 500 Index Fund                                        580,618
Stock Market Index Fund                                                  750,993
Warburg Pincus Emerging Growth Fund                                      268,895

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 2001


D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                   Employer Identification Number: 34-1608009
                                Plan Number: 005


          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


        Identity of Issue, Borrower, Lessor or                                     Current
        Similar Party/Description of Investment                                     Value
--------------------------------------------------------------------------------------------------
* Penn Mutual
       Separate contract accounts                                                  $     7,405
* Connecticut General Life Insurance
    Company--Group Annuity Contract:
       Guaranteed Income Fund                                                           30,374
       State Street Global Advisors Intermediate Bond                                   22,754
       CIGNA Lifetime 20 Fund                                                           18,790
       CIGNA Lifetime 30 Fund                                                           12,150
       CIGNA Lifetime 40 Fund                                                           24,063
       CIGNA Lifetime 50 Fund                                                          377,277
       Janus Worldwide Fund                                                            158,777
       Janus Fund                                                                        1,940
       S&P 500 Index Fund                                                              580,618
       Large Cap Value/John A. Levin & Co. Fund                                         47,462
       Mid Cap Value/Wellington Management                                              11,301
       Mid Cap Growth/Artisan Partners                                                 204,717
       Small Cap Value/Berger Fund                                                      22,407
       Small Cap Growth/TimesSquare Fund                                                22,580
       White Oak Growth Stock Fund                                                      27,745
       Hawk Corporation Stock Fund                                                         617
                                                                             ---------------------
                                                                                   $ 1,570,977
                                                                             =====================


* Indicates a party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (UNAUDITED)

Sinterloy Corporation 401(k) Plan

December 31, 2001 and 2000 and Year Ended December 31, 2001

                        Sinterloy Corporation 401(k) Plan

                 Financial Statements and Supplemental Schedule

                         December 31, 2001 and 2000 and

                          Year Ended December 31, 2001

                                  (UNAUDITED)

                                TABLE OF CONTENTS



FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.........................  1
Statement of Changes in Net Assets Available for Benefits...............  2
Notes to Financial Statements...........................................  3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...........  7

                        Sinterloy Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                               DECEMBER 31
                                                            2001          2000
                                                         -----------------------
ASSETS
 Investments, at fair value:
   Pooled separate accounts                               $297,521      $287,856
   Hawk Corporation Stock Fund                              27,828        29,146
Guaranteed Income Fund, at contract value                  453,560       447,306
Participant loans                                           87,891        90,857
                                                         -----------------------
Total investments                                          866,800       855,165

 Employer contribution receivable                                         20,000

 NET ASSETS AVAILABLE FOR BENEFITS                        $866,800      $875,165
                                                         =======================


See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions:
   Interest and dividends                                                32,835
   Contributions:
     Employer                                                            29,052
     Employee                                                            58,100
                                                                      ---------
                                                                         87,152
                                                                      ---------
Total additions                                                         119,987

Deductions:
   Benefit payments                                                      61,039
   Fees and expenses                                                      7,403
                                                                      ---------
Total deductions                                                         68,442

Net realized and unrealized (depreciation) in fair value
   of investments                                                       (59,910)

Net decrease                                                              8,365

Net assets available for benefits at beginning of year                  875,165
                                                                      ---------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $ 866,800
                                                                      =========


See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year Ended December 31, 2001


A.     DESCRIPTION OF THE PLAN

The following description of the Sinterloy Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1995 as a defined contribution plan covering all non-union employees of Sinterloy Corporation (the "Company" and "Plan Sponsor") who have completed one year of service, as defined. Sinterloy Corporation is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 10% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor matches participant contributions at the rate of 50%. The Plan Sponsor may also make a discretionary profit sharing contribution. Employer discretionary contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. The Plan Sponsor did not make a discretionary profit sharing contribution for the 2001 Plan year. Forfeited balances of terminated participants' non-vested accounts are allocated to participants under the same manner as the employer discretionary contribution. At December 31, 2001, there were no forfeitures available to allocate to participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        Sinterloy Corporation 401(k) Plan

A.     DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Prior to January 1, 1999, participants were 100% vested in employer matching contributions. Beginning January 1, 1999, vesting of employer discretionary and matching contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by CIGNA. A participant may direct employer and employee contributions in any of several investment options including the Hawk Corporation Stock Fund.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

                        Sinterloy Corporation 401(k) Plan

B.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year. The participant loans are valued at the outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.     INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                       Net Realized
                                                      and Unrealized
                                                       Depreciation
                                                      in Fair Value
                                                      of Investments
                                                  -------------------

Pooled separate accounts                               $  46,248
Hawk Corporation Stock Fund                               13,662
                                                  -------------------

                                                       $  59,910
                                                  ===================

                        Sinterloy Corporation 401(k) Plan

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                               DECEMBER 31
                                          2001             2000
                                         -------------------------

Guaranteed Income Fund                   $453,560         $447,306
White Oak Growth Stock Fund                                 60,340
Stock Market Index Fund                                     59,266
S&P 500 Index Fund                         63,206
CIGNA Lifetime 30                          61,394
Participant Loans                          87,891           90,857


D.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 28, 1995, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

                        Sinterloy Corporation 401(k) Plan

                   Employer Identification Number: 31-1549254
                                Plan Number: 005

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


         Identity of Issue, Borrower, Lessor, or                                    Current
         Similar Party/Description of Investment                                     Value
-----------------------------------------------------------------------------------------------------

 *   Connecticut General Life Insurance
       Company--Group Annuity Contract:
        Guaranteed Income Fund                                                    $    453,560
        CIGNA Lifetime 20 Fund                                                           6,368
        CIGNA Lifetime 30 Fund                                                          61,394
        CIGNA Lifetime 40 Fund                                                          17,261
        CIGNA Lifetime 50 Fund                                                           4,479
        S&P 500 Index Fund                                                              63,206
        Janus Fund                                                                      16,885
        Janus Worldwide Fund                                                            21,191
        White Oak Growth Stock Fund                                                     27,673
        Hawk Corporation Stock Fund                                                     27,828
        Large Cap Value/John A. Levin & Co. Fund                                         3,237
        Mid Cap Value/Wellington Management                                             16,005
        Mid Cap Growth/Artisan Partners                                                 22,060
        Small Cap Value/Berger Fund                                                     36,421
        Small Cap Growth/TimesSquare Fund                                                1,341
   * Participant loans (Interest rates from 8.75% to 10.50%)                            87,891
                                                                             ------------------------

     TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                    $    866,800
                                                                             ========================


* Indicates a party-in-interest to the Plan.